UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 30, 2017

First Bancorp

(Exact Name of Registrant as Specified in its Charter)

North Carolina	0-15572	56-1421916
(State or Other Jurisdiction of	(Commission File Number)	(IRS Employer
Incorporation)		Identification Number)

300 SW Broad Street,
Southern Pines, NC 28387	28387
(Address of Principal Executive Offices)	(Zip Code)

(910) 246-2500

(Registrant’s telephone number, including area code)

Not applicable
(Former Name or Former Address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[x]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

As previously reported, First Bancorp acquired Carolina Bank Holdings, Inc. on March 3, 2017. The terms of the merger provided that for each share of Carolina Bank Holdings, Inc. (“Carolina Bank”) common stock, shareholders have the right, subject to certain limitations, to receive either $20.00 in cash or 1.002 shares of First Bancorp common stock, provided that in the aggregate, 25% of the consideration is to be paid in cash and the balance of 75% will be in newly issued shares of First Bancorp common stock.

First Bancorp issued a press release today to remind former shareholders of Carolina Bank that the deadline for the election of their preferred mix of stock and cash merger consideration is 5 p.m. on April 5, 2017, unless extended. The complete text of the news release is attached to this report as Exhibit 99.1 and is incorporated herein by reference.

Additional Information About the Carolina Bank Acquisition and Where to Find It

First Bancorp has filed relevant documents concerning the Carolina Bank acquisition with the SEC, including a registration statement on Form S-4 which includes a proxy statement/prospectus. Shareholders of Carolina Bank can obtain a free copy of the proxy statement/prospectus, as well as other filings by First Bancorp, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to: First Bancorp, 300 SW Broad Street, Southern Pines, NC, Attention: Investor Relations.

SHAREHOLDERS OF CAROLINA BANK ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC REGARDING THE TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

99.1	Press release dated March 30, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FIRST BANCORP

By:	/s/ Richard H. Moore
Richard H. Moore
Chief Executive Officer

Date: March 30, 2017

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Press release dated March 30, 2017